UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

July 29, 2009	By:	/s/ Pedro Toll
Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES THE DEPARTURE OF MR. JAIME CELORIO,
CHIEF FINANCIAL OFFICER

Panama City, Republic of Panama, July 29, 2009 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”) (NYSE: BLX), announced today the departure of Mr. Jaime Celorio, Chief Financial Officer, effective October 1, 2009.

Mr. Celorio leaves Bladex after 2 years of service to pursue other opportunities.  He will be replaced by Mr. Christopher Schech, who joins Bladex after working for Volvo Financial Services in Europe, and GE Consumer Finance/GE Money in Latin America and Asia. Mr. Schech will be responsible for the Bank’s financial management, as well as the interaction with rating agencies, shareholders, and investors.

Mr. Jaime Rivera, Bladex's Chief Executive Officer, stated the following regarding the change, "Jaime Celorio leaves Bladex after having played a significant role in supporting the Bank´s success during a particularly difficult time for the financial industry, for which we are all especially thankful.  I also wish to welcome Chris Schech who is joining our team just as we are redefining the Bank´s business plan to leverage the many opportunities that will arise in our industry as economies begin to recover.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com